Exhibit 99.1
Cenovus Energy
Interim Carve-out Consolidated Financial Statements
(unaudited)
For the period ended September 30, 2009
(U.S. Dollars)

Third quarter report
for the period ended September 30, 2009
Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2009	2008	2009	2008

Revenues, Net of Royalties	(Note 5)	$2,714	$5,533	$7,305	$13,352

Expenses	(Note 5)
Production and mineral taxes		10	27	31	65
Transportation and selling		176	254	467	748
Operating		270	271	839	958
Purchased product		1,568	2,986	3,706	7,482
Depreciation, depletion and amortization		356	344	989	1,030
Administrative		44	(9)	122	152
Interest, net	(Note 7)	58	56	143	165
Accretion of asset retirement obligation	(Note 12)	11	9	29	29
Foreign exchange (gain) loss, net	(Note 8)	119	(42)	197	(88)
(Gain) loss on divestitures	(Note 6)	—	—	—	2

		2,612	3,896	6,523	10,543

Net Earnings Before Income Tax		102	1,637	782	2,809
Income tax expense	(Note 9)	39	338	158	821

Net Earnings		$63	$1,299	$624	$1,988

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Consolidated Statement of Owner’s Net Investment (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2009	2008

Owner’s Net Investment, Beginning of Year		$7,560	$5,573
Net Earnings		624	1,988
Net Distributions to EnCana	(Note 13)	(726)	(1,008)

Owner’s Net Investment, End of Period		$7,458	$6,553

Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ millions)	2009	2008	2009	2008

Net Earnings	$63	$1,299	$624	$1,988
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	724	(399)	1,273	(663)

Comprehensive Income	$787	$900	$1,897	$1,325

Consolidated Statement of Accumulated Other Comprehensive Income (unaudited)

	Nine Months Ended
	September 30,
($ millions)	2009	2008

Accumulated Other Comprehensive Income, Beginning of Year	$188	$2,434
Foreign Currency Translation Adjustment	1,273	(663)

Accumulated Other Comprehensive Income, End of Period	$1,461	$1,771

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Consolidated Balance Sheet (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2009	2008

Assets
Current Assets
Cash and cash equivalents		$185	$153
Accounts receivable and accrued revenues		876	598
Current portion of partnership contribution receivable		325	313
Risk management	(Note 16)	146	681
Inventories	(Note 10)	716	503

		2,248	2,248
Property, Plant and Equipment, net	(Note 5)	13,651	12,210
Restricted Cash	(Note 4)	3,619	—
Investments and Other Assets		241	200
Partnership Contribution Receivable		2,589	2,834
Risk Management	(Note 16)	3	38
Goodwill		1,068	936

	(Note 5)	$23,419	$18,466

Liabilities and Net Investment
Current Liabilities
Accounts payable and accrued liabilities		$1,378	$1,114
Income tax payable		473	254
Current portion of partnership contribution payable		320	306
Risk management	(Note 16)	9	40
Current portion of long-term debt	(Note 11)	70	84

		2,250	1,798
Long-Term Debt	(Note 11)	2,798	2,952
Cenovus Notes	(Note 4)	3,468	—
Other Liabilities		63	52
Partnership Contribution Payable		2,615	2,857
Risk Management	(Note 16)	7	—
Asset Retirement Obligation	(Note 12)	726	648
Future Income Taxes		2,573	2,411

		14,500	10,718

Net Investment
Owner’s net investment	(Note 13)	7,458	7,560
Accumulated other comprehensive income		1,461	188

Total Net Investment		8,919	7,748

		$23,419	$18,466

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2009	2008	2009	2008

Operating Activities
Net earnings		$63	$1,299	$624	$1,988
Depreciation, depletion and amortization		356	344	989	1,030
Future income taxes	(Note 9)	(87)	463	(177)	639
Unrealized (gain) loss on risk management	(Note 16)	342	(861)	524	(348)
Unrealized foreign exchange (gain) loss		127	(50)	211	(93)
Accretion of asset retirement obligation	(Note 12)	11	9	29	29
(Gain) loss on divestitures	(Note 6)	—	—	—	2
Other		29	(81)	47	15
Net change in other assets and liabilities		(3)	(9)	(10)	(90)
Net change in non-cash working capital		480	(230)	428	(515)

Cash From Operating Activities		1,318	884	2,665	2,657

Investing Activities
Capital expenditures	(Note 5)	(483)	(470)	(1,376)	(1,432)
Proceeds from divestitures	(Note 6)	(2)	8	1	47
Restricted cash	(Note 4)	(3,619)	—	(3,619)	—
Net change in investments and other		11	(30)	(25)	(36)
Net change in non-cash working capital		20	(11)	(83)	20

Cash (Used in) Investing Activities		(4,073)	(503)	(5,102)	(1,401)

Financing Activities
Net issuance (repayment) of revolving long-term debt		(230)	(158)	(360)	(254)
Issuance of long-term debt		—	—	173	268
Issuance of Cenovus notes	(Note 4)	3,468	—	3,468	—
Repayment of long-term debt		(88)	(165)	(88)	(236)
Net financing transactions with EnCana	(Note 13)	(319)	(139)	(726)	(1,008)

Cash (Used in) Financing Activities		2,831	(462)	2,467	(1,230)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		—	(6)	2	(6)

Increase (Decrease) in Cash and Cash Equivalents		76	(87)	32	20
Cash and Cash Equivalents, Beginning of Period		109	409	153	302

Cash and Cash Equivalents, End of Period		$185	$322	$185	$322

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Basis of Presentation
The Cenovus Energy (“Cenovus”) Interim Carve-out Consolidated Financial Statements prepared in connection with the proposed corporate reorganization (the “Arrangement”) (See Note 4), present the historic carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Interim Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana Corporation (“EnCana”) on a carve-out basis and should be read in conjunction with EnCana’s Interim Consolidated Financial Statements and the notes thereto for the period ended September 30, 2009. The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc., as it will exist upon completion of the Arrangement.
The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the Cenovus annual audited Carve-out Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the Cenovus Interim Carve-out Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Carve-out Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008 and the EnCana annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.
The Cenovus Interim Carve-out Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Cenovus’s operations include the upstream exploration for, and development and production of bitumen, crude oil, natural gas and natural gas liquids (“NGLs”) in Canada and refining operations in the United States.
2. Changes in Accounting Policies and Practices
As disclosed in the December 31, 2008 Cenovus annual audited Carve-out Consolidated Financial Statements, on January 1, 2009, Cenovus adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Section:
•	“Goodwill and Intangible Assets”, Section 3064. The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has had no material impact on Cenovus’s Carve-out Consolidated Financial Statements.
3. Recent Accounting Pronouncements
In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus. The impact of IFRS on Cenovus’s Carve-out Consolidated Financial Statements is not reasonably determinable at this time.
As of January 1, 2011, Cenovus will be required to adopt the following CICA Handbook sections:
•	“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

•	“Consolidated Financial Statements”, Section 1601, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Recent Accounting Pronouncements (continued)
•	“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.
4. Proposed Corporate Reorganization of EnCana Corporation
In May 2008, EnCana’s Board of Directors unanimously approved a proposal to split EnCana into two independent energy companies — one a natural gas company and the other an integrated oil company. The proposed Arrangement was expected to close in early January 2009.
In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regained stability.
On September 10, 2009, EnCana’s Board of Directors unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one New EnCana Common Share and one Cenovus Energy Inc. Common Share in exchange for each EnCana Common Share held.
Subject to court and shareholder approval, EnCana expects to complete the reorganization on November 30, 2009 following a Shareholders’ meeting to vote on the proposed Plan of Arrangement to be held on November 25, 2009.
In conjunction with the proposed Arrangement, on September 18, 2009, Cenovus Energy Inc. completed a private offering of senior unsecured notes for an aggregate principal amount of $3,500 million issued in three tranches, which are exempt from the registration requirements of the U.S. Securities Act of 1933 under Rule 144A and Regulation S.

As at
September 30,
2009

U.S. Unsecured Notes
4.5% due September 15, 2014	$800
5.7% due October 15, 2019	1,300
6.75% due November 15, 2039	1,400

3,500
Debt Discounts and Financing Costs	(32)

Cenovus Notes	3,468
Amounts on Deposit in Escrow	151

Restricted Cash	$3,619

The notes are legal obligations of Cenovus Energy Inc. and have been disclosed on Cenovus’s Consolidated Balance Sheet as a separate long-term liability, net of financing costs. The net proceeds of the private offering were placed into an escrow account held by the escrow agent, The Bank of New York Mellon, pending the completion of the Arrangement, pursuant to the terms and conditions of an escrow and security agreement for the benefit of the note holders. The underwriters have deposited $3,468 million into the escrow account and Cenovus Energy Inc. has contributed $151 million into the escrow account so that, in aggregate, the total escrowed funds of $3,619 million will be sufficient to pay the special mandatory redemption price for the notes if the Arrangement does not proceed.
Pursuant to the terms and conditions of the escrow and security agreement, neither EnCana nor Cenovus Energy Inc., or any of their subsidiaries have any rights to, access to, control of, or dominion over, the escrowed funds before the completion of the Arrangement. All amounts in the escrow account will be released to Cenovus Energy Inc. by the escrow agent promptly after the escrow agent has been notified that the Arrangement has become effective and all of the escrow conditions have been satisfied. If the Arrangement does not proceed, the notes will be subject to a special mandatory redemption at a redemption price, payable from the amounts held in escrow, equal to 101 percent of the aggregate principal amount of the notes plus a penalty payment computed with reference to the expected accrued interest.
Additional information about the calculation of the special mandatory redemption price and other effects of the proposed Arrangement can be found in EnCana’s Information Circular dated October 20, 2009. The cash in escrow has been disclosed as Restricted Cash on Cenovus’s Consolidated Balance Sheet and is not available for current use.
Subject to the completion of the Arrangement, Cenovus Energy Inc. has obtained commitments from a syndicate of banks to make available a C$2.0 billion three-year revolving credit facility and a C$500 million 364-day revolving credit facility.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information
Cenovus’s operating and reportable segments are as follows:
•	Canada includes Cenovus’s exploration for, and development and production of bitumen, crude oil, natural gas and NGLs and other related activities within the Canadian cost centre.

•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

•	Market Optimization is primarily responsible for the sale of Cenovus’s proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization sells substantially all of Cenovus’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:
•	Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes Cenovus’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil — Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the three months ended September 30)
Segment and Geographic Information

	Canada		Downstream Refining		Market Optimization
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,252	$1,608	$1,610	$2,699	$190	$361
Expenses
Production and mineral taxes	10	27	—	—	—	—
Transportation and selling	176	254	—	—	—	—
Operating	163	153	99	116	4	(1)
Purchased product	(41)	(45)	1,425	2,679	184	352

	944	1,219	86	(96)	2	10
Depreciation, depletion and amortization	293	285	49	50	3	1

Segment Income (Loss)	$651	$934	$37	$(146)	$(1)	$9

	Corporate		Consolidated
	2009	2008	2009	2008

Revenues, Net of Royalties	$(338)	$865	$2,714	$5,533
Expenses
Production and mineral taxes	—	—	10	27
Transportation and selling	—	—	176	254
Operating	4	3	270	271
Purchased product	—	—	1,568	2,986

	(342)	862	690	1,995
Depreciation, depletion and amortization	11	8	356	344

Segment Income (Loss)	$(353)	$854	334	1,651

Administrative			44	(9)
Interest, net			58	56
Accretion of asset retirement obligation			11	9
Foreign exchange (gain) loss, net			119	(42)
(Gain) loss on divestitures			—	—

			232	14

Net Earnings Before Income Tax			102	1,637
Income tax expense			39	338

Net Earnings			$63	$1,299

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the three months ended September 30)
Product and Divisional Information

	Canada Segment
	Integrated Oil - Canada		Canadian Plains		Total
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$377	$395	$875	$1,213	$1,252	$1,608
Expenses
Production and mineral taxes	1	—	9	27	10	27
Transportation and selling	128	148	48	106	176	254
Operating	52	57	111	96	163	153
Purchased product	(41)	(45)	—	—	(41)	(45)

Operating Cash Flow	$237	$235	$707	$984	$944	$1,219

	Integrated Oil Division
	Oil *		Downstream Refining		Other *
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$345	$362	$1,610	$2,699	$32	$33
Expenses
Production and mineral taxes	—	—	—	—	1	—
Transportation and selling	120	137	—	—	8	11
Operating	45	42	99	116	7	15
Purchased product	—	—	1,425	2,679	(41)	(45)

Operating Cash Flow	$180	$183	$86	$(96)	$57	$52

	Total
	2009	2008

Revenues, Net of Royalties	$1,987	$3,094
Expenses
Production and mineral taxes	1	—
Transportation and selling	128	148
Operating	151	173
Purchased product	1,384	2,634

Operating Cash Flow	$323	$139

	Canadian Plains Division
	Gas		Oil & NGLs		Other
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$487	$576	$385	$633	$3	$4
Expenses
Production and mineral taxes	3	14	6	13	—	—
Transportation and selling	10	18	38	88	—	—
Operating	56	44	55	51	—	1

Operating Cash Flow	$418	$500	$286	$481	$3	$3

	Total
	2009	2008

Revenues, Net of Royalties	$875	$1,213
Expenses
Production and mineral taxes	9	27
Transportation and selling	48	106
Operating	111	96

Operating Cash Flow	$707	$984

*	Oil and Other are included in Integrated Oil — Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the nine months ended September 30)
Segment and Geographic Information

	Canada		Downstream Refining		Market Optimization
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$3,383	$4,657	$3,849	$7,514	$574	$836
Expenses
Production and mineral taxes	31	65	—	—	—	—
Transportation and selling	467	748	—	—	—	—
Operating	477	575	329	375	10	13
Purchased product	(72)	(126)	3,221	6,800	557	808

	2,480	3,395	299	339	7	15
Depreciation, depletion and amortization	804	864	146	138	7	3

Segment Income (Loss)	$1,676	$2,531	$153	$201	$—	$12

	Corporate		Consolidated
	2009	2008	2009	2008

Revenues, Net of Royalties	$(501)	$345	$7,305	$13,352
Expenses
Production and mineral taxes	—	—	31	65
Transportation and selling	—	—	467	748
Operating	23	(5)	839	958
Purchased product	—	—	3,706	7,482

	(524)	350	2,262	4,099
Depreciation, depletion and amortization	32	25	989	1,030

Segment Income (Loss)	$(556)	$325	1,273	3,069

Administrative			122	152
Interest, net			143	165
Accretion of asset retirement obligation			29	29
Foreign exchange (gain) loss, net			197	(88)
(Gain) loss on divestitures			—	2

			491	260

Net Earnings Before Income Tax			782	2,809
Income tax expense			158	821

Net Earnings			$624	$1,988

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the nine months ended September 30)
Product and Divisional Information

	Canada Segment
	Integrated Oil - Canada		Canadian Plains		Total
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$913	$1,028	$2,470	$3,629	$3,383	$4,657
Expenses
Production and mineral taxes	1	1	30	64	31	65
Transportation and selling	304	418	163	330	467	748
Operating	155	190	322	385	477	575
Purchased product	(72)	(126)	—	—	(72)	(126)

Operating Cash Flow	$525	$545	$1,955	$2,850	$2,480	$3,395

	Integrated Oil Division
	Oil *		Downstream Refining		Other *
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$785	$898	$3,849	$7,514	$128	$130
Expenses
Production and mineral taxes	—	—	—	—	1	1
Transportation and selling	286	380	—	—	18	38
Operating	123	133	329	375	32	57
Purchased product	—	—	3,221	6,800	(72)	(126)

Operating Cash Flow	$376	$385	$299	$339	$149	$160

	Total
	2009	2008

Revenues, Net of Royalties	$4,762	$8,542
Expenses
Production and mineral taxes	1	1
Transportation and selling	304	418
Operating	484	565
Purchased product	3,149	6,674

Operating Cash Flow	$824	$884

	Canadian Plains Division
	Gas		Oil & NGLs		Other
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,483	$1,795	$978	$1,826	$9	$8
Expenses
Production and mineral taxes	11	32	19	32	—	—
Transportation and selling	31	55	132	275	—	—
Operating	158	191	161	191	3	3

Operating Cash Flow	$1,283	$1,517	$666	$1,328	$6	$5

	Total
	2009	2008

Revenues, Net of Royalties	$2,470	$3,629
Expenses
Production and mineral taxes	30	64
Transportation and selling	163	330
Operating	322	385

Operating Cash Flow	$1,955	$2,850

*	Oil and Other are included in Integrated Oil — Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Capital Expenditures

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Capital
Integrated Oil — Canada	$111	$142	$340	$494
Canadian Plains	104	173	332	593

Canada	215	315	672	1,087
Downstream Refining	266	133	695	310
Market Optimization	1	4	(2)	10
Corporate	1	18	10	25

	483	470	1,375	1,432

Acquisition Capital
Canadian Plains	—	—	1	—

Total	$483	$470	$1,376	$1,432

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	September 30,	December 31,	September 30,	December 31,
	2009	2008	2009	2008

Canada	$8,965	$8,074	$13,691	$12,629
Downstream Refining	4,598	4,032	5,407	4,637
Market Optimization	17	24	277	234
Corporate	71	80	4,044	966

Total	$13,651	$12,210	$23,419	$18,466

6. Divestitures
During 2009, Cenovus has not made any significant divestitures. In 2008, Cenovus completed the divestiture of mature conventional oil and natural gas assets in Canada for proceeds of $47 million; $8 million in the Integrated Oil Division and $39 million in the Canadian Plains Division.
7. Interest, Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Interest Expense — Long-Term Debt	$45	$51	$124	$153
Interest Expense — Other *	54	51	145	155
Interest Income *	(41)	(46)	(126)	(143)

	$58	$56	$143	$165

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada *	$(170)	$70	$(272)	$126
Translation of U.S. dollar partnership contribution receivable issued from Canada *	254	(119)	414	(218)
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	35	7	55	4

	$119	$(42)	$197	$(88)

*	Reflects the current year change in foreign exchange rates calculated on the period end balance.
9. Income Taxes
The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Current
Canada	$137	$(72)	$352	$170
United States	(11)	(53)	(17)	12

Total Current Tax	126	(125)	335	182

Future	(87)	463	(177)	639

	$39	$338	$158	$821

10. Inventories

	As at	As at
	September 30,	December 31,
	2009	2008

Product
Canada	$66	$46
Downstream Refining	513	323
Market Optimization	123	119
Parts and Supplies	14	15

	$716	$503

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Long-Term Debt
Excluding the Cenovus Notes, Cenovus’s current and long-term debt represents an allocation of their proportionate share of EnCana’s consolidated current and long-term debt as at September 30, 2009 and December 31, 2008, respectively (See Note 14 to Cenovus’s annual audited Consolidated Carve-out Financial Statements and the notes thereto for the year ended December 31, 2008). Excluding the Cenovus Notes, EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, excluding the Cenovus Notes, the long-term debt allocations presented in the Cenovus Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus with the same terms and conditions as EnCana’s long-term debt and in the same proportion of Canadian and U.S. dollar denominated debt. Net interest expense has been calculated primarily using the debt balance allocated to Cenovus. Cenovus’s weighted average interest rate on allocated debt was 5.3 percent in 2009 (2008 — 5.4 percent).
For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana. As a result, long-term debt, excluding the Cenovus Notes, was allocated to Cenovus to ensure consistency with this ratio. At September 30, 2009, Cenovus has been allocated current and long-term debt of $2,868 million (December 31, 2008 — $3,036 million) representing approximately 35 percent of EnCana’s consolidated long-term debt, excluding the Cenovus Notes (December 31, 2008 — 34 percent).
If the Arrangement is approved, Cenovus intends to pay the allocated long-term debt to EnCana with all or substantially all of the proceeds from the Cenovus Notes held in escrow (See Note 4). Cenovus’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.
12. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	September 30,	December 31,
	2009	2008

Asset Retirement Obligation, Beginning of Year	$648	$703
Liabilities Incurred	5	20
Liabilities Settled	(23)	(49)
Liabilities Divested	—	(1)
Change in Estimated Future Cash Flows	(18)	69
Accretion Expense	29	39
Foreign Currency Translation	85	(133)

Asset Retirement Obligation, End of Period	$726	$648

13. Net Investment
EnCana’s investment in the operations of Cenovus is presented as Total Net Investment in the Carve-out Consolidated Financial Statements. Total Net Investment consists of Owner’s Net Investment and Accumulated Other Comprehensive Income (“AOCI”). Owner’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.
Net financing transactions with EnCana as presented on the Consolidated Statement of Cash Flows represent the net distributions related to funding between Cenovus and EnCana.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Capital Structure
EnCana’s capital structure consists of Shareholders’ Equity plus Long-Term Debt. EnCana’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth as well as potential acquisitions.
EnCana monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward EnCana’s overall debt position as measures of EnCana’s overall financial strength.
EnCana targets a Debt to Capitalization ratio of less than 40 percent. For the carve-out process it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as EnCana calculated as follows:

	As at
	September 30,	December 31,
	2009	2008

Debt *	$2,868	$3,036
Total Net Investment	8,919	7,748

Total Capitalization	$11,787	$10,784

Debt to Capitalization ratio	24%	28%

*	Excluding Cenovus Notes (See Note 4).
EnCana targets a Debt to Adjusted EBITDA of less than 2.0 times. Using the same calculation as EnCana at September 30, 2009, Cenovus’s Debt to Adjusted EBITDA was 1.1x (December 31, 2008 — 0.7x) calculated on a trailing twelve-month basis as follows:

	As at
	September 30,		December 31,
	2009		2008

Debt *	$2,868		$3,036

Net Earnings	$1,004		$2,368
Add (deduct):
Interest, net	196		218
Income tax expense	62		725
Depreciation, depletion and amortization	1,277		1,318
Accretion of asset retirement obligation	39		39
Foreign exchange (gain) loss, net	35		(250)
(Gain) loss on divestitures	1		3

Adjusted EBITDA	$2,614		$4,421

Debt to Adjusted EBITDA	1.1	x	0.7	x

*	Excluding Cenovus Notes (See Note 4).
EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, EnCana may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
EnCana’s capital management objectives, evaluation measures and definitions have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Compensation Plans
As a result of the carve-out process, Cenovus has been allocated costs associated with EnCana’s compensation plans. The tables below outline certain information related to these plans at September 30, 2009. Additional information is contained in Note 18 of Cenovus’s annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Current Service Cost	$1	$—	$3	$2
Interest Cost	1	2	3	4
Expected Return on Plan Assets	(1)	(1)	(3)	(3)
Amortization of Net Actuarial Losses	1	—	2	—
Amortization of Past Service Costs	—	1	—	1
Amortization of Transitional Obligation	—	(1)	—	(1)
Expense for Defined Contribution Plan	—	4	12	11

Net Benefit Plan Expense	$2	$5	$17	$14

For the period ended September 30, 2009, contributions of $3 million have been made to the defined benefit pension plans (2008 — $3 million).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes information related to the TSARs at September 30, 2009:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	7,763,738	54.64
Granted	1,994,127	55.35
Exercised — SARs	(581,000)	42.47
Exercised — Options	(17,113)	34.41
Forfeited	(120,351)	59.90

Outstanding, End of Period	9,039,401	55.54

Exercisable, End of Period	4,959,957	51.17

For the period ended September 30, 2009, Cenovus recorded compensation costs of $29 million related to the outstanding TSARs (2008 — $43 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes the information about Performance TSARs at December 31, 2008:

		Weighted
	Outstanding	Average
	Performance	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	5,775,909	63.89
Granted	3,841,653	55.31
Exercised — SARs	(54,951)	56.09
Exercised — Options	(420)	56.09
Forfeited	(826,418)	62.75

Outstanding, End of Period	8,735,773	60.27

Exercisable, End of Period	1,652,398	60.46

For the period ended September 30, 2009, Cenovus recorded compensation costs of $16 million related to the outstanding Performance TSARs (2008 — $12 million).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Compensation Plans (continued)
D) Share Appreciation Rights (“SARs”)
The following table summarizes information related to the SARs at September 30, 2009:

		Weighted
		Average
	Outstanding	Exercise
	SARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	7,374	72.13
Granted	9,154	55.42
Forfeited	(741)	66.87

Outstanding, End of Period	15,787	62.69

Exercisable, End of Period	2,054	72.99

For the period ended September 30, 2009, Cenovus has not recorded any compensation costs related to the outstanding SARs (2008 — nil).
E) Performance Share Appreciation Rights (“Performance SARs”)
The following table summarizes information related to the Performance SARs at September 30, 2009:

		Weighted
	Outstanding	Average
	Performance	Exercise
	SARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	14,745	69.40
Granted	12,090	55.31
Forfeited	(2,906)	67.94

Outstanding, End of Period	23,929	62.46

Exercisable, End of Period	2,532	69.40

For the period ended September 30, 2009, Cenovus has not recorded any compensation costs related to the outstanding Performance SARs (2008 — nil).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at September 30, 2009:

Outstanding
DSUs

Canadian Dollar Denominated
Outstanding, Beginning of Year	348,126
Granted	39,214
Converted from HPR awards	24,849
Units, in Lieu of Dividends	9,932
Redeemed	(24,037)

Outstanding, End of Period	398,084

For the period ended September 30, 2009, Cenovus recorded compensation costs of $4 million related to the outstanding DSUs (2008 — $3 million).
Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of EnCana’s share price at the end of the performance period of the HPR award. DSUs vest immediately, can be redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of termination.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Financial Instruments and Risk Management
Cenovus’s carve-out financial assets and liabilities include cash and cash equivalents, restricted cash, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, long-term debt and the Cenovus Notes. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
The fair value of restricted cash approximates its carrying amount due the nature of the amounts held in escrow (See Note 4).
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to Cenovus’s annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
The estimated fair values of long-term borrowings approximate their carrying amount as they represent intercompany balances with EnCana which are expected to be repaid at the time of the Arrangement (See Note 11).
The Cenovus Notes are carried at amortized cost using the effective interest method of amortization. The estimated fair values of the notes have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to Cenovus at period end (See Note 4).
The fair value of financial assets and liabilities were as follows:

	As at September 30, 2009		As at December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets
Held-for-Trading:
Cash and cash equivalents	$185	$185	$153	$153
Restricted cash	3,619	3,619	—	—
Risk management assets *	149	149	719	719
Loans and Receivables:
Accounts receivable and accrued revenues	876	876	598	598
Partnership contribution receivable *	2,914	2,914	3,147	3,147
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$16	$16	$40	$40
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,378	1,378	1,114	1,114
Long-term debt *	2,868	2,868	3,036	3,036
Cenovus notes	3,468	3,651	—	—
Partnership contribution payable *	2,935	2,935	3,163	3,163

*	Including current portion.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	September 30,	December 31,
	2009	2008

Risk Management
Current asset	$146	$681
Long-term asset	3	38

	149	719

Risk Management
Current liability	9	40
Long-term liability	7	—

	16	40

Net Risk Management Asset (Liability)	$133	$679

Summary of Unrealized Risk Management Positions

	As at September 30, 2009			As at December 31, 2008
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$126	$7	$119	$618	$—	$618
Crude oil	23	6	17	92	40	52
Power	—	3	(3)	9	—	9

Total Fair Value	$149	$16	$133	$719	$40	$679

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	September 30,	December 31,
	2009	2008

Prices actively quoted	$113	$521
Prices sourced from observable data or market corroboration	20	158

Total Fair Value	$133	$679

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at September 30, 2009

	Notional Volumes		Term	Average Price		Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	416	MMcf/d	2009	7.30	US$/Mcf	$98
NYMEX Fixed Price	331	MMcf/d	2010	6.06	US$/Mcf	(2)
NYMEX Fixed Price	18	MMcf/d	2011	6.73	US$/Mcf	—

Purchased Options
NYMEX Call	(18	) MMcf/d	2009	11.75	US$/Mcf	(1)
NYMEX Put	47	MMcf/d	2009	9.11	US$/Mcf	21

Basis Contracts
Canada	32	MMcf/d	2009			—
Canada *			2010-2013			1

Total Unrealized Gain on Financial Contracts						117
Premiums Paid on Unexpired Options						2

Natural Gas Fair Value Position						$119

*	On Cenovus’s behalf, EnCana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	22,140 bbls/d	2010	76.89 US$/bbl	$20
Other Financial Positions *				(3)

Crude Oil Fair Value Position				$17

*	Other financial positions are part of the ongoing operations of Cenovus’s proprietary production and condensate management and its share of downstream crude supply positions.

Fair Value

Power Purchase Contracts
Power Fair Value Position	$(3)

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenues, Net of Royalties	$306	$(172)	$847	$(433)
Operating Expenses and Other	(3)	(3)	(29)	(5)

Gain (Loss) on Risk Management	$303	$(175)	$818	$(438)

	Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenues, Net of Royalties	$(338)	$865	$(501)	$345
Operating Expenses and Other	(4)	(4)	(23)	3

Gain (Loss) on Risk Management	$(342)	$861	$(524)	$348

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30, 2009

	2009		2008
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$653
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	294	$294	$(90)
Foreign Exchange Gain (Loss) on Canadian Dollar Contracts	2	—	—
Fair Value of Contracts Realized During the Period	(818)	(818)	438

Fair Value of Contracts Outstanding	$131	$(524)	$348
Premiums Paid on Unexpired Options	2

Fair Value of Contracts and Premiums Paid, End of Period	$133

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Cenovus has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at September 30, 2009 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	$(94)	$94
Crude oil price	(65)	65
Power price	5	(5)

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities
Cenovus is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, EnCana has entered into various financial derivative instruments on Cenovus’s behalf. The use of these derivative instruments is governed under formal policies and is subject to limits established by EnCana’s Board of Directors. Derivative financial instruments are not used for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, EnCana has entered into option contracts and swaps, on Cenovus’s behalf, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas EnCana has entered into swaps, on Cenovus’s behalf, to manage the price differentials between these production areas and various sales points.
Crude Oil — EnCana, on Cenovus’s behalf, has partially mitigated its commodity price risk on crude oil and condensate supply with swaps which fix WTI NYMEX prices.
Power — EnCana has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At September 30, 2009, Cenovus’s share of these contracts had an unrealized loss and a fair market value position of $(3) million.
Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will fail to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of EnCana’s Board-approved credit policies governing EnCana’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Any foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
With respect to counterparties to financial instruments, EnCana enters into contracts with the counterparties on behalf of Cenovus. At September 30, 2009, Cenovus had three counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.
Liquidity Risk
Liquidity risk is the risk that difficulties will be encountered in meeting a demand to fund financial liabilities as they come due. EnCana, on behalf of Cenovus, manages its liquidity risk through cash and debt management. As disclosed in Note 14, EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward EnCana’s overall debt position.
In managing liquidity risk, EnCana has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. EnCana believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
Subject to the completion of the Arrangement, Cenovus Energy Inc. has obtained commitments from a syndicate of banks to make available a C$2.0 billion three-year revolving credit facility and a C$500 million 364-day revolving credit facility. Cenovus Energy Inc. believes these facilities will be sufficient to meet foreseeable borrowing requirements, post split.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Notes to Carve-out Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,378	$—	$—	$—	$1,378
Risk Management Liabilities	9	7	—	—	16
Long-Term Debt *, **	241	655	952	3,479	5,327
Cenovus Notes **	141	409	1,209	5,517	7,276
Partnership Contribution Payable **	489	978	978	1,222	3,667

*	The long-term debt represents an allocation of EnCana’s consolidated long-term debt and is expected to be repaid to EnCana at the time of the Arrangement with proceeds from the Cenovus Notes as discussed in Note 11. The cash outflows presented represent the proportionate share of EnCana’s cash outflows with similar terms and conditions.

**	Principal and interest, including current portion.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency is Canadian dollars; for consistent presentation with EnCana’s Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. As the effects of foreign exchange fluctuations are embedded in Cenovus’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Cenovus has been allocated a mix of both U.S. dollar and Canadian dollar debt as disclosed in Note 11.
As disclosed in Note 8, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At September 30, 2009, excluding the Cenovus Notes, Cenovus had $1,967 million in U.S. dollar debt issued from Canada ($1,804 million at December 31, 2008) and $2,914 million related to the U.S. dollar partnership contribution receivable ($3,147 million at December 31, 2008). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $9 million change in foreign exchange (gain) loss at September 30, 2009 (2008 — $13 million), excluding the Cenovus Notes.
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from financial assets or liabilities. EnCana partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
Cenovus’s long-term debt and associated interest expense represents an allocation of their proportionate share of EnCana’s consolidated long-term debt and net interest expense, excluding the Cenovus Notes (See Notes 4 and 11).
At September 30, 2009, the increase or decrease in net earnings for each one percent change in interest rates on Cenovus’s proportionate share of EnCana’s floating rate debt amounts to $1 million (2008 — $5 million).
17. Contingencies
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provision for such legal claims and any provision that has been identified as part of Cenovus’s normal course of operations has been allocated to Cenovus and included in the Cenovus Carve-out Consolidated Financial Statements.
18. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2009.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)